UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
ev3 Inc.
(Name of Subject Company)
ev3 Inc.
(Names of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
26928A200
(CUSIP Number of Class of Securities)

Kevin M. Klemz
Senior Vice President, Secretary and Chief Legal Officer
ev3 Inc.
3033 Campus Drive
Plymouth, Minnesota 55441
(763) 398-7000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
Copies To:

Bruce A. Machmeier, Esq. Amy E. Culbert, Esq. Patrick J. Pazderka, Esq. Oppenheimer Wolff & Donnelly LLP 45 South Seventh Street, Suite 3300 Minneapolis, Minnesota 55402-1509 (612) 607-7000	Steven J. Gartner, Esq. Adam M. Turteltaub, Esq. Willkie Farr & Gallagher LLP 787 Seventh Street New York, New York 10019 (212) 728-8000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EMAIL COMMUNICATION FROM BOB PALMISANO TO ALL EV3 EMPLOYEES
June 1, 2010
Dear ev3 Team Member,
Today ev3 announced an agreement to be acquired by Covidien, a large global healthcare products company for $2.6 billion, net of cash acquired. Both our board of directors and I unanimously believe the opportunities this combination presents for our company, customers and employees are tremendous and the value created immediately for our shareholders is substantial. Attached to this email you will find a copy of the press release we issued today and a Frequently Asked Questions document, which we hope will answer some of the questions you may have.
Covidien will hold a conference call for investors today, beginning at 7:00 a.m. Central Time. This call can be accessed three ways:
•	At Covidien’s website: http://investor.covidien.com

•	By telephone: The number in the U.S. is 800-299-7098. For participants outside the U.S., the dial-in number is 617-801-9715. The access code for all callers is 56418613.

•	Through an audio replay: A replay of the conference call will be available beginning at 9:00 a.m. on June 2, 2010, and ending at 5:00 p.m. on June 8, 2010. The dial-in number for U.S. participants is 888-286-8010. For participants outside the U.S., the replay dial-in number is 617-801-6888. The replay access code for all callers is 46835409.
Now I would like to share some insights into this historic development for our company.
Who is Covidien and why are they acquiring ev3?
Covidien is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. ev3’s products complement Covidien’s existing vascular therapy products including dialysis catheters, vascular access products, compression products; the Trellis® Peripheral Infusion System (gained in the Bacchus Vascular acquisition in 2009) and ClosureFAST™ (gained from the VNUS acquisition in 2009). The combination of these acquisitions and ev3’s broad platform of peripheral vascular and neurovascular technologies with Covidien’s current product line puts the combined companies in a leadership position in the prevention and treatment of vascular disease.
In addition, the combined companies will have a larger U.S. and worldwide sales and distribution footprint, with some of the most technologically advanced product offerings. With 2009 revenue of more than $10 billion, Covidien has more than 42,000 employees worldwide in 60 countries, and its products are sold in over 140 countries.
I have no doubt that your hard work and unwavering commitment to our vision to be the best garnered their admiration and interest in us as a company. Together, by merging our complementary strengths and collective resources into one organization, we will now be able to advance our broad platform of peripheral vascular and neurovascular technologies with a leading global healthcare products company that shares our vision of delivering breakthrough and innovative medical solutions for improved patient outcomes. In addition, this combination provides the opportunity for further innovation to support endovascular market growth and procedure penetration worldwide, while our employees are afforded the opportunity to be part of a larger organization with greater depth of resources for sustained success in our industry.

What’s next?
At this point in the process, we will now work on obtaining the required regulatory and shareholder approvals necessary to close this merger, which we are targeting to occur by July 31, 2010. Until the closing, ev3 and Covidien will remain separate companies. I know I can count on you to focus on our objectives, continue serving our customers with the same passion and commitment that they have come to expect from ev3. We will make every effort to keep you informed throughout this process with periodic updates.
ev3 all-employee conference call and employee meetings today
I will be hosting an all-employee conference call this morning at 9:00 a.m. Central Time (7:00 a.m. Pacific Time; 4:00 p.m. Paris Time) just for our company employees, to provide additional information about this combination and what it means for you. To participate in the call, please dial 800-706-7741 (U.S.) or 617-614-3471 (International) and let the operator know that you are dialing in for the “ev3 Employee Conference Call” ID# 30567960.
There will be a replay of the all-employee conference call available beginning Tuesday, June 1, 2010 from 11:00 a.m. Central Time (9:00 a.m. Pacific Time; 6:00 p.m. Paris Time) until Friday, June 4, 2010 at 5:00 p.m. Central Time. To access the replay recording for the conference call, please dial 888-286-8010 (U.S.) or 617-801-6888 (International) and provide ID#57480075.
After the all-employee conference call, we will also be hosting meetings for employees in Plymouth, Irvine and Paris. There will also be conference calls scheduled for our US Peripheral Vascular, US Neurovascular and International Sales Teams. You will be receiving more information about the employee meetings and sales conference calls by email.
Please note that over the coming weeks, you may be contacted by members of the media, investors or the general public regarding this transaction. It is very important that you forward any calls you may receive to Julie Tracy, our Chief Communications Officer, at 949-680-1375 or jtracy@ev3.net.
In closing
I am very proud of the progress that ev3 has made since our founding in 2000, and I sincerely thank each of you for your hard work and dedication. You should also be very proud of the fact that the good work we do every day enhances the lives of thousands of people around the world. I am confident that with Covidien, we can accelerate our ability to positively impact physicians, patients and our employees who have made this possible.
Best regards,
Bob Palmisano
President and Chief Executive Officer
IMPORTANT INFORMATION ABOUT THE TENDER OFFER
This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of ev3 Inc. COV Delaware Corporation (“Purchaser”), an indirect, wholly owned subsidiary of Covidien, has not yet commenced the tender offer for shares of ev3 common stock.

Upon commencement of the tender offer, Purchaser will file with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, ev3 will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about Covidien, ev3, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.
Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by Purchaser and ev3 through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting:
Covidien
Investor Relations
508-452-4650
investor.relations@covidien.com
or
ev3 Inc.
Julie Tracy
Sr. Vice President
Chief Communications Officer
949-680-1375
jtracy@ev3.net

Frequently Asked Questions
ev3 Inc. Employee Document
For Distribution June 1, 2010
General
Q. Why is Covidien acquiring ev3 Inc?
A. Covidien is a leading global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. ev3’s products complement Covidien’s existing vascular therapy products including dialysis catheters, vascular access products, compression products; the Trellis® Peripheral Infusion System (gained in the Bacchus Vascular acquisition in 2009) and ClosureFAST™ (gained from the VNUS acquisition in 2009). The combination of these acquisitions and ev3’s broad platform of peripheral vascular and neurovascular technologies with Covidien’s current product line puts the combined companies in a leadership position in the prevention and treatment of vascular disease.
Furthermore, the combined companies will have a larger U.S. and worldwide sales and distribution footprint, with some of the most technologically advanced product offerings. With 2009 revenue of more than $10 billion, Covidien has more than 42,000 employees worldwide in 60 countries, and its products are sold in over 140 countries.
Q. What are the terms of the agreement?
A. The Boards of Directors of both companies have unanimously approved the transaction whereby Covidien will pay $22.50 in cash per ev3 share for a total of approximately $2.6 billion, net of cash acquired. The transaction, which will take the form of an all cash tender offer followed by a second-step merger, is subject to customary closing conditions, including receipt of certain regulatory approvals, and is expected to be completed by July 31, 2010.
Q. Why is ev3 Inc. selling at this time?
A. We believe that Covidien’s offer represents compelling value for ev3 Inc. stockholders and that the completed transaction will result in important benefits supporting long-term growth and significant value for our customers—peripheral vascular and neurovascular surgeons, interventional cardiologists, interventional radiologists and neuroradiologists—and their patients.
Q. Will there be any reduction-in-force as a result of the transaction?
A. In the short term while we complete the closing of the transaction, we do not expect any job responsibilities to change. During this time, an integration team will be working to identify how to best leverage each company’s strengths and bring our companies together.
There may be some consolidation as a result of combining companies; however, Covidien is acquiring ev3 because ev3 built a business based on technological advances and excellent execution. Covidien wants to leverage that success and the exceptional talent of both organizations. In order to maximize the success of the acquisition, it is essential that the companies take advantage of the combined economies of scale.
Q. Will ev3 Inc. stay in its current location? Will employees from Covidien move to ev3?
A. It is expected that ev3 will remain in its current location. Covidien may consider moving employees from other sites into ev3 as part of the integration plan.
ev3 FAQ
June 1, 2010

Q. How will ev3 notify our customers, suppliers and distributors?
A. ev3 will be sending a letter to customers, distributors and suppliers to notify them about the transaction.
ev3 Inc. U.S. and International Sales
Q. Should ev3 field sales employees continue to sell to ev3 customers?
A. Yes, all ev3 Sales and Field Sales Specialists should continue business as usual. It is anticipated that existing relationships will be strengthened as a result of this transaction. ev3 will work closely with its customers to help ensure that our customers understand the real benefits of this transaction and why ev3 should be an even better strategic partner after the transaction is completed.
Q. How will this transaction affect ev3 relationship with its customers?
A. This transaction should help ev3 to better meet the needs of its customers and help customers to have even more choices in the treatment of their patients. Covidien’s strategy is to offer broad and technologically advanced product lines to treat vascular disease.
ev3 is, and must remain, an independent operating company through completion of the transaction.
Q. Will ev3 customers be transferred to Covidien? Will the ev3 sales force be able to keep all of its existing accounts?
A. Customers will be transferred to Covidien upon close of the transaction. At this time, it is not anticipated that changes to the sales teams will be made other than building up staff where it benefits customers and the combined company.
Q. Will the territories or regions change at ev3?
A. In the short term while we complete the closing of the transaction, we do not expect any job responsibilities to change. During this time, an integration team will be working to identify how to best leverage each company’s strengths and bring our companies together. It is possible that there may be some additional territory or region realignment after the transaction closes. However, Covidien has been consistent in their message that hiring should continue for all open sales positions and that they are looking to expand the U.S. sales presence.
Customer Service Specialists
Q. Should the telephone be answered differently? Starting when?
A. Since the businesses will be operated as independent companies until the closing of the second-step merger, there is no need to change the way you answer the phone. After the close of the merger, if a change is required, you will be advised of any change.
Q. What should ev3 Customer Service tell callers who ask about the transaction?
A. Covidien has entered into a definitive agreement to acquire ev3. Press releases have been issued regarding the transaction. How may I direct your call?
If a member of the news media, refer call to:
Bruce Farmer
Vice President, Public Relations
ev3 FAQ
June 1, 2010

Covidien
(508) 452-4372
Julie Tracy
Sr. Vice President, Chief Communications Officer
ev3 Inc.
949-680-1375
jtracy@ev3.net
If a customer or vendor, refer call as usual
Benefits Questions
Q. What will happen to the ev3 base pay, bonus and benefits (including health and welfare, paid time off, retirement, etc)?
A. Both companies are committed to providing a competitive compensation and benefits package that will allow them to continue to attract and retain great talent. This has been a keystone of success at both organizations. Covidien recognizes the value that ev3 employees bring. A comprehensive Total Rewards analysis will be conducted and as the closing of the transaction approaches, more information will be communicated to ev3 employees as to the integration and transition of benefit plans and offerings.
Q. Will employment with ev3 be recognized by Covidien?
A. Yes, eligible service with ev3 including prior service with predecessor employers where such prior service is recognized by ev3, will be recognized for vacation and other benefit plans and programs, generally, by Covidien.
Q. Does Covidien offer training and professional development opportunities?
A. Covidien offers robust and comprehensive training and professional development programs. After the transaction is completed, ev3 employees will be eligible to access the Covidien online tool, which provides training and development opportunities that are competency-based and supports many different development topics.
Q. Are there other possible career opportunities for ev3 employees at Covidien?
A. Covidien is an industry leader. Although Covidien’s U.S. headquarters are located in Mansfield, MA, there are nearly 42,000 employees worldwide—which means that there are many great opportunities for career advancement around the globe.
Q. Where can ev3 employees obtain additional information?
A. ev3 employees should contact their manager or the leader of their department with questions. Alternatively, ev3 employees can email questions relating to this transaction to Greg Morrison at gmorrison@ev3.net. Best efforts will be made to answer questions in a timely and informative manner.
IMPORTANT INFORMATION ABOUT THE TENDER OFFER
This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of ev3 Inc. COV Delaware Corporation (”Purchaser”), an indirect, wholly owned subsidiary of Covidien, has not yet commenced the tender offer for shares of ev3 common stock.
ev3 FAQ
June 1, 2010

Upon commencement of the tender offer, Purchaser will file with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, ev3 will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about Covidien, ev3, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.
Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by Purchaser and ev3 through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting:
Covidien
Investor Relations
508-452-4650
investor.relations@covidien.com
or
ev3 Inc.
Julie Tracy
Sr. Vice President
Chief Communications Officer
949-680-1375
jtracy@ev3.net
ev3 FAQ
June 1, 2010

ev3 and Covidien Proposed Acquisition June 1, 2010

Agenda Today's Announcement Transaction Overview Who is Covidien? ev3 and Covidien Together What's Next? What Does This Mean for ev3 Employees? Conclusion Q&A

3 3 Forward-Looking Statements This presentation contains forward-looking statements that are not historical facts. Covidien and ev3 have identified some of these forward-looking statements with words like "believe," "may," "could," "would," "might," "possible," "will," "should," "expect," "intend," "plan," "anticipate," or "continue", the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this presentation include without limitation statements regarding the expected timing of the completion of the transaction and statements regarding the effect of the transaction on Covidien's business and its future financial performance and financial condition. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the transaction; uncertainties as to how many of ev3's stockholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Covidien's and ev3's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in Covidien's and ev3's filings with the U.S. Securities and Exchange Commission, including the "Risk Factors" sections of Covidien's and ev3's most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Covidien and the Solicitation/Recommendation Statement to be filed by ev3. Neither Covidien nor ev3 undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this presentation are qualified in their entirety by this cautionary statement.

Important Information About the Tender Offer This presentation is neither an offer to purchase nor a solicitation of an offer to sell any securities of ev3 Inc. COV Delaware Corporation ("Purchaser"), an indirect, wholly owned subsidiary of Covidien, has not yet commenced the tender offer for the shares of ev3 common stock. Upon commencement of the tender offer, Purchaser will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, ev3 will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about Covidien, ev3, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available. Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by Purchaser and ev3 through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting Covidien Investor Relations at 508-452-4650 or investor.relations@covidien.com or ev3 Inc., Julie Tracy, Sr. Vice President , Chief Communications Officer at 949-680-1375 or jtracy@ev3.net.

Today's Announcement Covidien intends to purchase all common shares of ev3 through a cash tender offer Once the transaction has been completed, Covidien will report ev3 as part of its Vascular Products line in the Medical Devices business segment.

Transaction Overview Anticipated Close Consideration Customary Approvals By July 31, 2010, subject to closing conditions, including receipt of certain regulatory approvals $22.50 per share in cash TV/LTM revenue: 5.43x 19% premium over closing price of ev3's common stock on May 28, 2010 (last trading day prior to announcement) Tender of shares by ev3 shareholders, clearance by U.S. and certain non-U.S. antitrust regulators and other customary conditions ~$2.6 billion, net of cash acquired Delivering Significant and Immediate Value to ev3 Shareholders Transaction Value Premium to Sales Multiple and Stock Price

Covidien at a Glance Covidien is: A leading manufacturer of medical devices and supplies, diagnostic imaging agents and pharmaceuticals, with 2009 revenue of $10.7 billion and industry-leading profit margins 42,000 employees worldwide in more than 60 countries, with products sold in over 140 countries Committed to creating innovative medical solutions for better patient outcomes and delivering value through clinical leadership and excellence To learn more, please visit www.covidien.com

Why ev3? "The acquisition of ev3 enables Covidien to significantly expand its presence in the vascular market and is in line with our strategy of becoming a leading partner with vascular surgeons, neurosurgeons, interventional cardiologists and interventional radiologists. With its broad product portfolio, clinical expertise and call-point synergies with our existing vascular franchise, ev3 is an important addition to our innovative vascular intervention products." Richard J. Meelia Chairman, President and CEO of Covidien

Why ev3? Key benefits for Covidien ev3 will be a significant addition to Covidien's vascular therapy business Expands Covidien's existing platform in peripheral vascular market Establishes immediate leadership position for Covidien in high- growth neurovascular market Leverages combined organization's world-class sales forces and expertise in developing and marketing innovative products Provides opportunity for further innovation to support endovascular market growth and procedure penetration worldwide

Why Covidien? Key Benefits for ev3 Advances our broad platform of peripheral vascular and neurovascular technologies with leading global healthcare products company Leverages ev3's world-class sales organization to better serve patients and clinicians Leverages both organizations' expertise in developing and marketing innovative products Together, committed to creating innovative medical solutions for better patient outcomes and delivering value through clinical leadership and excellence Combination meaningfully increases ability to ensure we meet needs of clinician customers around the world and patients they serve

What's Next? What Does this Mean for ev3 Employees? ev3 will continue to operate normally..."business as usual" Thoughtful integration planning to foster growth and success Covidien intends to utilize the "ev3" name and brands No changes in benefits and compensation are under consideration at this time ev3 and Covidien expect the transaction to close by July 31, 2010

Roadmap To Completion Event Expected Timeline Execute definitive agreement Solicit tender of shares from ev3 shareholders Receive regulatory clearances Close transaction Completed Tender offer documents to be filed by mid-June - offer period to remain open for at least 20 business days By July 31, 2010 By July 31, 2010

Our Commitment to You Ongoing, frequent & timely updates to provide additional information Regular management contact In-person meetings to keep employees informed Written communication as information becomes available Maintain open and transparent communication Fully dedicated management team to answer your questions Additional resources for employees Press release, Employee FAQs Submit questions through ev3 Portal HR representative

Conclusion Offers immediate return on investment for shareholders Advances our broad platform of peripheral vascular and neurovascular technologies with leading global healthcare products company Leverages combined organization's world-class sales forces and expertise in developing and marketing innovative products Provides opportunity for further innovation to support endovascular market growth and procedure penetration worldwide Anticipated to close by July 31, 2010, subject to customary closing conditions, including receipt of certain regulatory approvals

Q&A